

December 7, 2012

Via E-mail
Mr. Rodney L. Bell
Chief Financial Officer
Forward Air Corporation
430 Airport Road
Greenville, Tennessee 37745

     Re: **Forward Air Corporation**
               Form 10-K for the year ended December 31, 2011
               Filed February 24, 2012
               File No. 000-22490

Dear Mr. Bell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23
Discussion of Critical Accounting Policies, page 40

1. We note that your critical accounting policies disclosure is substantially similar to your accounting policies disclosures provided in Note 1 to the financial statements. The critical accounting policies disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure – (i) provides greater insight into the quality and variability of information in the consolidated financial statements; (ii) addresses specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyzes the factors on how the company arrived at material estimates

including how the estimates or assumptions have changed in the past and are reasonably likely to change in the future; and (iv) analyzes the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary.   Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and revise accordingly.

Liquidity and Capital Resources, page 44

2. Please revise your MD&A discussion of cash flows from operating, investing and financing activities to cover the three years presented in your financial statements as required by Item 303(a) of Regulation S-K.

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-9
5. Shareholders' Equity, Stock Options and Net Income per Share, page F-16

3. We note a considerable amount of stock options and non-vested shares to both employees and directors, as well as performance shares outstanding at December 31, 2011. However, only 383,000 and 649,000 were dilutive and antidilutive, respectively, to earnings per share at December 31, 2011. In this regard, please tell us, and revise to disclose, how each category of share-based compensation presented in Note 5 affected your earnings per share for the year ended December 31, 2011. Refer to ASC 260.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief